EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES DETAILS OF THE PRAIRIESKY PLAN OF ARRANGEMENT
CALGARY, ALBERTA – MAY 6, 2016 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces the details of the plan of arrangement (the “Arrangement”) and the proposed timing of the process.  Under the Arrangement, shareholders of Canadian Natural will receive 0.02 of a common share of PrairieSky Royalty Ltd. (“PSK”) for each Canadian Natural common share, or a cash equivalent, depending on number of shares owned.  An Interim Order has already been received by the Company on March 21, 2016.  On May 5, 2016, more than 99% of the Company’s shareholders voted in favour of the Arrangement and, as a result, a Final Order was obtained on Friday May 6, 2016.  The Board of Directors have established an Effective Date of June 6, 2016, with the Record Date being June 3, 2016.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer and Senior Vice-President, Finance MARK A. STAINTHORPE Director, Treasury and Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com